Exhibit 99.1

Ecopetrol announces additional adjustments to its management structure

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that at its session on July 27, 2018, Ecopetrol’s Board of Directors approved adjustments to the Company’s management structure in addition to those announced last July 4, in response to the Ecopetrol Group’s needs relating to growth, competitiveness and transformation.

The Offices of the Corporate Vice President for Finance, the Corporate Vice President for Strategy and New Business, and the Vice Presidents for Digital Affairs, Human Talent and Transformation will report directly to the Office of the President. The Office of the Executive Vice President for Strategy and Finance has been eliminated under this new structure.

Bogotá D.C., July 31, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

Maria Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co